UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ended December 31 200 6 & 200 5

Commission File Number: 333-98397

LINGO MEDIA INC.

________________________________________________________________________________________________

151 Bloor Street West, Suite 703, Toronto, Ontario Canada M5S 1S4

_______________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]                                        Form 40-F[    ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]          No   [ X ]

LINGO MEDIA INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2006 and 2005

Consolidated Financial Statements

(Expressed in Canadian dollars)

              LINGO MEDIA INC.

December 31, 2006 and 2005

LINGO MEDIA INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2006 and 2005

LINGO MEDIA INC.

December 31, 2006 and 2005

(Expressed in Canadian dollars)

LINGO MEDIA INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2006 and 2005

AUDITORS' REPORT

To the Directors and Shareholders of

Lingo Media Inc.

We have audited the consolidated balance sheets of Lingo Media Inc. as at December 31, 2006 and 2005, and the consolidated statements of operations, deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Ontario                                                                                      CHARTERED ACCOUNTANTS

May 4, 2007                                                                                  LICENSED PUBLIC ACCOUNTANTS

LINGO MEDIA INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2006 and 2005

LINGO MEDIA INC. Consolidated Statements of Deficit (Expressed in Canadian dollars)
As at December 31	2006	2005
Assets
Current assets:
Cash	$ 73,169	$ 144,337
Short term investment (note 8)	150,000
Accounts and grants receivable (note 2)	304,924	488,303
Inventory	154,276	34,084
Prepaid and sundry assets (note 3	130,573	134,348
	812,942	801,072

Investment and advances (note 3)	182,520	182,520
Deferred costs (note 3)	157,419	117,102
Property and equipment, net (note 4)	77,304	48,770
Development costs, net (note 5)	343,308	408,633
Acquired publishing content, net (note 6)	-	53,003
Future income taxes (note 11)	189,534
Goodwill (note 7)	1,121,131
	$ 2,884,158	$ 1,611,100
Liabilities and Shareholders’ Equity
Current liabilities:
Bank loans (note 8)	$ 485,000	$ 110,000
Accounts payable (note 14)	526,491	247,547
Accrued liabilities	148,578	63,844
Loans payable (note 9)	-	101,929
	1,160,069	523,320

Loans payable (note 9)	347,541

Shareholders’ equity:
Capital stock (note 10 (a))	5,028,656	3,996,971
Contributed surplus (note 10 (b))	325,293	288,437
Warrants (note 10 (f))	-	30,849
Deficit	(3,977,401)	(3,228,477)
	1,376,548	1,087,780
Commitments (note 18)
	$ 2,884,158	$ 1,611,100

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

Director

Director

LINGO MEDIA INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2006 and 2005

LINGO MEDIA INC. Consolidated Statements of Deficit (Expressed in Canadian dollars)
For the years ended December 31	2006	2005

Deficit, beginning of year, as reported	$ (3,228,477)	$ (2,502,745)
Net loss for the year	(748,924)	(725,732)
Deficit, end of year	$ (3,977,401)	$ (3,228,477)

                     See accompanying notes to consolidated financial statements.

LINGO MEDIA INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2006 and 2005

LINGO MEDIA INC. Consolidated Statements of Operations (Expressed in Canadian dollars)
For the years ended December 31	2006	2005
Revenue (note 16 & 17)	$ 1,574,337	$ 906,357
Direct costs	319,277	123,107
Margin	1,255,060	783,250

Expenses:
General and administrative	1,417,867	855,118
Amortization	222,306	267,819
Interest and other financial expenses	57,097	42,869
Stock-based compensation	193,819	214,337
	1,891,089	1,380,143

Loss before income taxes and other taxes	(636,029)	(596,893)
Income taxes and other taxes (note 11)	112,895	128,839
Net loss for the year	(748,924)	(725,732)
Loss per share (note 10 (g))	$ (0.03)	$ (0.03)
Weighted average number of common shares outstanding (note 10 (g))	28,422,317	24,711,619

See accompanying notes to consolidated financial statements.

LINGO MEDIA INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2006 and 2005

LINGO MEDIA INC. Consolidated Statements of Cash Flows (Expressed in Canadian dollars)
For the years ended December 31	2006	2005

Cash flows provided by (used in):
Operations:
Net loss for the year	$ (748,924)	$ (725,732)
Items not affecting cash:
Amortization of property and equipment	12,655	12,278
Amortization of development costs	156,648	184,797
Amortization of acquired publishing content	53,003	70,670
Stock-based compensation	193,819	214,337
Future income taxes	(17,426)	-
Inventory write down	36,279	-
Change in non-cash balances related to operations:
Accounts and grants receivable	223,154	74,255
Inventory	(11,187)	(10,793)
Prepaid and sundry assets	16,749	(514)
Accounts payable	285,534	(5,181)
Accrued liabilities	84,733	5,845
Cash provided by (used in) operating activities	285,037	(180,871)

Financing:
Increase in bank loan	45,000	20,000
Increase in loans payable	711,500	248,500
Repayment of loans payable	(465,887)	(223,500)
Issuance of capital stock	66,679	745,800
Share issue costs	-	(85,099)
Cash provided by financing activities	357,292	705,701

Investing:
Short term investment (note 8)	(150,000)	-
Investment and advances	-	(182,520)
A Plus acquisition (note 7)	(344,814)	-
Purchase of property and equipment	(20,785)	(6,556)
Deferred costs	(40,316)	(117,102)
Development costs	(91,325)	(104,106)
Cash used in investing activities	(647,240)	(410,284)
Increase / (decrease) in cash	(4,893)	114,546
Cash, beginning of year	144,337	29,791
Bank indebtedness assumed on acquisition	(66,257)	-
Cash, end of year	$ 73,169	$ 144,337
Supplemental cash flow information:
Income taxes and other taxes paid	$ 200,491	$ 157,121
Interest paid	$ 23,654	$ 9,838

Non-cash transactions:

(i)

In 2006, 2,849,500 common shares were issued as consideration for the acquisition of A + Child Development (Canada) Ltd. in the amount of $569,900.  As at December 31, 2006, this amount is included in capital stock.

(ii)

Included in the capital stock is $187,812(2005 - $ nil) representing the fair value of stock options exercised(note 10 (b))

(iii)

In 2005, warrants issued to agents in connection with a private placement (see note 10(a)(ii)) are valued at $30,849.  This amount has been recorded as an increase in warrants amount with a corresponding increase in share issue costs which is charged against share capital.

(iv)

In 2005, the Company issued 150,000 common shares in exchange for services with a fair value of $30,000.

 See accompanying notes to consolidated financial statements

LINGO MEDIA INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2006 and 2005

Lingo Media Inc. (the "Company” or “Lingo Media") develops, publishes and licenses book, audio/video cassette, CD-based product and supplemental product for English language learning for the educational school markets in China and in Canada.  In addition, through its subsidiary, A+ Child Development (Canada) Ltd., the Company specializes in early childhood cognitive development programs, through the publishing and distribution of educational materials along with its proprietary curriculum with four offices in Calgary, Edmonton, Vancouver and Toronto.

1.    Significant accounting policies:

(a)

Basis of presentation:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, on the basis that the company will continue to generate sufficient capital to fund its operations and commitments described in note 3. The Company has a plan to improve its operations and continue its positive cash flow from operations during 2007. Significant differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles, as they relate to these consolidated financial statements, are explained in note 19.

These consolidated financial statements include the accounts of the Company and its subsidiaries, Lingo Media Ltd., Lingo Media International Inc. and Lingo Group Limited (formerly ”English Lingo, Inc.”) and A+ Child Development (Canada) Ltd. All significant inter-company transactions and balances have been eliminated.

 (b)

Revenue recognition:

Revenues from the sale of educational products in Canada are recognized at the time of delivery and when the risk of ownership is transferred and collectibility is reasonably assured.

Royalty revenue from sales by licensees of finished products in China is recognized based on confirmation of finished products produced by its licensees.  Royalty revenue from audiovisual product is recognized based on the confirmation of sales by its licensees, and when collectibility is reasonably assured.  Royalty revenues are not subject to right of return or product warranties. Amounts received in advance of the confirmation are treated as customer deposits. Revenue from the sale of published and supplemental products is recognized upon delivery and when the risk of ownership is transferred and collectibility is reasonably assured.

(c) Short Term Investments
Short-term investments includes investments that have a duration of longer than 90 days, Short-term investments are accounted for at the lower of cost and net realizable value.

(d)  Inventory:

        Inventory is recorded at the lower of cost and net realizable value and expensed based on the average cost.

(e) Property and equipment:

Property and equipment are initially recorded at cost. Amortization is provided using methods outlined below at rates intended to amortize the cost of assets over their estimated useful lives.

LINGO MEDIA INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2006 and 2005

1.

Significant accounting policies (continued):

	Method	Rate
Computer equipment	declining balance	25%
Equipment	declining balance	20%
Furniture and fixtures	declining balance	20%
Leasehold improvements	straight-line	5 years

The Company’s policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable.

            (f)  Deferred costs, investment and advances:

The pre-operating costs relating to establishing a joint venture in China are recorded as deferred costs.  Pre-operating costs are capitalized until the commencement of commercial operations and then amortized on a straight-line basis, over a maximum of five years.  Loans made in trust with a view to establishing a joint venture are recorded as investment and advances.  The carrying value of these deferred costs and advances are assessed on a periodic basis to determine if a write-down is required. Any required write-down is charged to operations in the year such write-down is determined to be necessary.

            (g)  Development costs:

      The Company has capitalized pre-operating costs relating to establishing a business base in the United States and the development of business in China.  Pre-operating costs are capitalized until the commencement of commercial operations and then amortized on a straight-line basis, over a maximum of five years.  The carrying value is assessed on a periodic basis to determine if a write-down is required. Any required write-down is charged to operations in the year such write-down is determined to be necessary. Technology costs and web development costs included in deferred development costs are capitalized in accordance with Section 3062 ("goodwill and other intangible assets"), of the C.I.C.A. Handbook. Development costs are amortized on a straight-line basis over a maximum of five years.

            (h)  Acquired publishing content:

The costs of obtaining the English as a Foreign Language ("EFL") program entitled "Communications: An Interactive EFL Program" and an international folktale series entitled "Stories Lost and Found: The Universe of Folktale" have been capitalized and are being amortized over a five-year period.  The Company regularly reviews the carrying values of its acquired publishing content.  The Company evaluates the carrying value of these assets based on the undiscounted value of expected future cash flows.  If the carrying value exceeds the amount recoverable, a write-down of the asset to its estimated fair value would be charged to operations in the year such a write-down is determined to be necessary.

(i) Goodwill:

Goodwill represents the excess of the purchase price of acquired companies over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is not amortized. The Corporation

LINGO MEDIA INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2006 and 2005

1.     Significant accounting policies (continued):

currently compares the carrying amount of the goodwill to the fair value, at least annually, and recognizes in net income any impairment in value.

If the Corporation determines that there is permanent impairment in the value of the unamortized portion of the intangible assets, as future earnings will not be realized as projected, an appropriate amount of unamortized balance of intangible assets will be charged to income as an “impairment charge” at that time.

 (j)  Government grants:

The Company receives government grants based on certain eligibility criteria for project support and book publishing industry development in Canada.  These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant.  The company records a liability for the repayment of the grants and a charge to operations in the period in which conditions arise that will cause the government grants to be repayable.

  (k)  Future income taxes:

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for income tax purposes.  Future income tax assets and liabilities are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.  Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

(l) Foreign currency translation:

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at the consolidated balance sheet dates.  Non-monetary assets and liabilities are translated at historical rates.  Transactions in foreign currencies are translated into Canadian dollars at the approximate rates prevailing at the dates of the transactions.  Foreign exchange gains and losses are included in loss or gain for the year.

The Company's integrated foreign operations are translated into Canadian dollars at exchange rates prevailing at the consolidated balance sheet dates for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items.  Revenue and expenses are translated at exchange rates prevailing during the year.  Exchange gains and losses are included in loss or gain for the year

(m) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at December 31, 2006 and December 31, 2005 and the reported amounts of revenue and expenses during the years then ended.  Actual results may differ from those estimates.  Significant areas requiring the use of management estimates related to the useful lives and impairment of property and equipment, development costs and acquired publishing content.

LINGO MEDIA INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2006 and 2005

1.     Significant accounting policies (continued):

(n) Earnings (loss) per share:

Earnings (Loss) per share is computed using the weighted average number of common shares that are outstanding during the year.  Diluted earnings per share is computed using the weighted average number of common and potential common shares outstanding during the year.  Potential common shares consist of the incremental common shares issuable upon the exercise of stock options using the treasury stock method.  When the effect of computing diluted loss per share is anti-dilutive, this information is not presented.

 (o) Stock-based compensation plan:

Effective January 1, 2004, the Company adopted the CICA Handbook Section 3870, which requires that a fair value based method of accounting be applied to all stock-based compensation. The fair value of the options issued in the year is determined using the Black-Scholes option pricing model.  The estimated fair value of the options is expensed to income over the vesting period.  For stock-based compensation issued to employees and non-employees, the company recognizes an expense based on the fair value of the equity instrument issued.

 2.     Accounts and grants receivable:

 Accounts and grants receivable consist of:

	2006	2005
Trade receivables	$ 285,141	$ 466,483
Grants receivable (note 12)	19,783	21,820
Total	$ 304,924	$ 488,303

 3.     Deferred costs, investment and advances:

In June 2005, the Company signed a definitive Joint Venture Agreement (“JV Agreement”) with Sanlong Cultural Communication Co. Ltd. (“Sanlong”). The joint venture company will be known as Hebei Jintu Education Book Co. Ltd. (“Jintu”).  Jintu will continue Sanlong’s recently launched direct-to-consumer business of distributing educational newspapers and product extensions located in Shijiazhuang, Hebei Province, China. Under the JV Agreement, Lingo Media will invest approximately $365,000 (¥2,550,000 RMB) for its 51% share of Jintu. The closing is subject to government approval in China.

Pursuant to the June 2005 agreement, as at December 31, 2006 the Company advanced funds for working capital to Sanlong through a trust of $182,520, included in investment and advances, with a view to establishing Jintu and incurred $157,419 (2005: $117,102) in expenditures related to pre-operating costs to date. These expenses are included in deferred costs. Upon commencement of the joint venture, the investment and advances will be converted into Lingo Media’s share of registered capital of the joint venture and these advances and investment is non refundable.

LINGO MEDIA INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2006 and 2005

4.     Property and equipment:

Property and equipment consists of the following:

2006	Cost	Accumulated Amortization	Net Carrying Value
Computer and office equipment	$ 166,799	$ 98,573	$ 68,226
Equipment	8,904	532	8,372
Leasehold improvements	706	-	706
	$ 176,409	$ 99,105	$ 77,304

2005	Cost	Accumulated Amortization	Net Carrying Value
Computer and office equipment	$ 135,220	$ 86,450	$ 48,770
	$ 135,220	$ 86,450	$ 48,770

5.     Development costs:

Development costs consist of the following:

	2006	2005
Cost	$ 1,646,446	$ 1,524,454
Less: accumulated amortization	(1,303,138)	(1,115,821)
	$ 343,308	$ 408,633

6.     Acquired publishing content:

Acquired publishing content consists of the following:

	2006	2005
Cost	$ 353,349	$ 353,349
Less: accumulated amortization	(353,349)	(300,346)
	$ -	$ 53,003

7.     Acquisition

In 2006, the Company acquired 62.33% of the issued and outstanding shares of A + Child Development (Canada) Ltd. (“A Plus”) for cash and shares plus 3,000,000 additional shares common of Lingo Media to the selling shareholders of A Plus subject to meeting annual earnings milestones to be held in escrow and released over a three-year period with a maximum of 1,000,000 shares released per year.  The results of operations of A Plus are included in the consolidated results of the Company commencing October 1, 2006.

Under the terms of the acquisition, Lingo Media:

7.  Acquisition (continued):

i.

acquired 50.33% of the outstanding capital stock of A Plus from its shareholders for the purchase price of CAD$730,000 satisfied by issuing 2,650,000 common shares of Lingo Media and paying CAD$200,000 cash;

ii.

invested CAD$150,000 in A Plus for an additional 12% interest;

iii.

invested in March 2007, subsequent to the year-end, a further CAD$100,000 in A Plus for an additional 8% interest; and

iv.

issued an additional 3,000,000 common shares of Lingo Media to the selling shareholders of A Plus subject to meeting annual earnings milestones to be held in escrow and released over a three-year period with a maximum of 1,000,000 shares released per year;

The Company issued 199,500 shares as consulting fees related to this acquisition.

The allocation of the original purchase price for the acquisition made in 2006 is as follows:

A + Child Development (Canada) Ltd.
Net current assets	$ 186,697
Property and equipment, net	19,844
Future income taxes	172,108
Deposits	11,336
Goodwill	1,121,131
Current liabilities	(596,402)
$ 914,714
Cash consideration	344,814
Share consideration	569,900
$ 914,714

8.      Bank loans:

	2006	2005

Revolving line of credit of $150,000 bearing interest at prime plus 2.5% per annum, due on demand and secured by the Company’s accounts receivable from customers in China, which in turn are secured by the Export Development Corporation.

	$ 135,000	$ 110,000
Revolving line of credit of $500,000 bearing interest at prime plus 2% per annum and secured by a $150,000 GIC, bearing interest at 3.2% maturing December 7, 2007, and a charge on all assets including inventory and accounts receivables.	350,000	-
	$ 485,000	$ 110,000

The terms of the revolving lines of credit require that certain measurable covenants be met.  As at December 31, 2006, the Company was in violation of certain covenants.  As the lines of credit are currently presented as a current liability no additional adjustment is required.

9.      Loans payable:

Loans payable consists of the following:

	2006	2005
Loan payable, due to a corporation controlled by a director, is interest bearing at 12% per annum and is secured by a general security agreement and is due on demand (See Note 14 – related party transactions)	$ -	$ 51,649
Loan payable, due to a shareholder, is interest bearing at 12% per annum and is due on January 31, 2008	7,541	-
Unsecured loan payable, due to a non-related party, interest bearing at 12% per annum, with no fixed terms of repayment	-	50,279-
Loan payable, due to a non-related party, is interest bearing at 12% per annum payable monthly and is secured by a general security agreement and is due on January 31, 2008.	340,000	-
	$ 347,541	$ 101,929
Less: Current portion	-	(101,929)
	$ 347,541	$ -
The principal repayments required are:
2007 2008		- 347,541
		$ 347,541

10.       Capital stock, warrants and stock options:

(a)

Authorized:

Unlimited preference shares, no par value

Unlimited common shares, no par value

The following details the changes in issued and outstanding common shares for the two years ended December 31, 2006:

	Common shares
	Number	Amount
Balance, January 1, 2005	24,109,773	$ 3,367,119
Issued:
Private placement (ii)	3,675,000	735,000
Option exercised	90,000	10,800
Less: Share issue costs	565,166	115,948
Balance, December 31, 2005	27,874,773	$ 3,996,971
Issued:
Common shares issued for the acquisition of
A + Child Development (Canada) Ltd.	2,849,500	569,900
Options exercised (iii) (note 10 (b))	1,853,897	461,785
Balance, December 31, 2006	32,578,170	$ 5,028,656

10.       Capital stock, warrants and stock options (continued):

(i)

Escrowed Shares:

On April 30, 1997, the Company entered into a performance escrow agreement in Form C of the TSX Venture Exchange (formerly Canadian Venture Exchange) (the “Exchange”) with ComputerShare Investor Services Inc. (formerly “Montreal Trust Company of Canada”) and certain security holders (the “Escrow Agreement”). The Escrow Agreement related to the escrow of certain common shares of the Company issued upon completion of the reverse take over transaction between Lingo Media Ltd. (formerly “Alpha Corporation”) and Lingo Media Inc. (formerly “Alpha Ventures Inc.”) in 1997. At the time of the transaction, 2,860,528 common shares (the “Escrowed Shares”) were subject to a performance escrow agreement (“Performance Escrow Agreement”).

These shares were subject to a new escrow agreement (“Time Release Escrow Agreement”) made as of December 10, 2002 whereby the Escrowed Shares would be released on a timed-release basis rather than the performance based release provisions of the performance Escrow Agreement. Up to December 2005, 2,432,948 shares were released from Escrow.  Under the Time Release Escrow Agreement, the remaining 429,086 Escrowed Shares were released, pro rata to the security holders on February 28, 2006.

(ii)

In September 2005, the Company completed an exempt private placement of 3,675,000 Units of its securities at $0.20 per Unit, for gross proceeds of $735,000. Each Unit was comprised of one common share and one-half of one non-transferable common share purchase warrant (“Warrant”). Each whole Warrant entitles the holder to purchase one additional common share for $0.40 for a term of 12 months expiring on September 20, 2006. These warrants expired during 2006 without exercise. The Warrants are subject to accelerated expiration, at the option of the Company, at any time after January 20, 2006 in the event that the price of the Company’s common shares on the TSX Venture Exchange (“Exchange”) is $0.60 or more for 10 consecutive trading days. In such event, the Company has three business days to give notice of the acceleration of the term to the holders of the Warrant and the Warrant term will be reduced to ten business days from the date of such notice. A fee of 7% was paid to the agent and sub-agents with respect to the sale of 3,675,000 Units. In addition, a total of 118,650 Compensation Warrants were issued to the agent and the sub-agents. Each Compensation Warrant entitles the holder to purchase one common share for $0.40 for a term of 12 months expiring on September 20, 2006. The Compensation Warrants are subject to accelerated expiration on the same terms as the Warrant. These Warrants expired during 2006 without exercise.

(iii)

During 2006, 835,901 options were exercised for cash consideration of $66,679 at an average price of $0.13 per share. In addition, 1,341,004 options were exercised for $207,294 in settlement of accounts payable. Fair value of $187,812 related to options exercised for cash and accounts payable settlement  has been reallocated to capital stock from contributed surplus.

LINGO MEDIA INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2006 and 2005

10.      Capital stock warrants and stock options (continued):

  (b)

Contributed Surplus:
Balance, January 1, 2005	$ 74,100
Stock-based compensation	214,337
Balance, December 31, 2005	$ 288,437
Stock-based compensation	193,819
Options exercised	(187,812)
Warrants expired	30,849
Balance, December 31, 2006	$ 325,293

(c)   Stock option plan

In November 1996, the Company adopted a stock option plan (the “1996 Plan”).  The 1996 Plan was established to encourage ownership of common shares by directors, senior officers, employees and consultants of the Company.  The maximum number of shares which may be reserved for issuance under the 1996 Plan is limited to 1,078,000 common shares, provided that the board has the right, from time to time, to increase such number subject to shareholder and regulatory approvals.

The maximum number of common shares that may be reserved for issuance to any one person under the 1996 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares granted as a compensation or incentive mechanism.  The exercise price of each option cannot be less than the market price of the shares on the day immediately proceeding the day of the grant, less any discount specifically permitted by the TSX Venture Exchange.  The exercise period of the options granted can not exceed five years. The directors of the Company may from time to time amend or revise the terms of the 1996 Plan or may terminate it at any time.

During May 2000, the Company adopted another stock option plan (the “2000 Plan”) for the benefit of the directors, officers, employees and consultants of the Company.

In June, 2005, the Company adopted a new stock option plan (the “2005 Plan “).  The 2005 Plan was established to provide an incentive to employees, officers, directors and consultants of the Company and its subsidiaries.  The maximum number of shares which may be reserved for issuance under the 2005 Plan is limited to 4,821,955 common shares less the number of shares reserved for issuance pursuant to options granted under the 1996 Plan and the 2000 Plan, provided that the Board of Directors of the Company has the right, from time to time, to increase such number subject to the approval of the relevant exchange on which the shares are listed and the approval of the shareholders of the Company.  The maximum number of common shares that may be reserved for issuance to any one person under the 2005 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares of the Company granted as a compensation or incentive mechanism.  The exercise price of each option can not be less than the market price of the shares on the day immediately preceding the day of the grant less any permitted discount.  The exercise period of the options granted can not exceed 5 years.  Options granted under the 2005 Plan vest over an 18 month period with no greater than 16.67% of any options granted to an optionee vesting in any 3 month period or such longer period as the Board may determine. The Board of Directors of the

LINGO MEDIA INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2006 and 2005

10.      Capital stock warrants and stock options (continued):

Company may, from time to time, amend or revise the terms of the 2005 Plan or may terminate it at any time.

Changes for the stock option plans during the years ended December 31, 2006 and 2005 are as follows:

	2006		2005
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Options outstanding, beginning of year	3,683,334	$ 0.17	2,810,834	$ 0.19
Options granted	100,000	0.20	1,342,500	0.20
Options exercised	(1,853,897)	0.12	(90,000)	0.12
Options expired	-	-	(380,000)	0.49
Options outstanding, end of year	1,929,437	0.19	3,683,334	0.17
Options exercisable, end of year	1,737,267	$ 0.19	2,424,167	$ 0.16

The following table summarizes information about stock options outstanding at December 31, 2006:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number outstanding	Weighted average exercise price
$0.10 - $0.15	158,334	2.67	$ 0.13	104,167	$ 0.12
$0.19 - $0.20	1,349,767	2.82	0.19	1,345,600	0.19
$0.21 - $0.24	421,336	3.70	0.21	287,500	0.21
Total	1,929,437	-	-	1,737,267

All vested options are exercisable as of December 31, 2006.

 (d)      Fair value of options:

The weighted average grant-date fair value of options granted to employees and directors during 2006 has been estimated at $0.12 (2005 - $0.17) using the Black-Scholes option-pricing model. The estimated fair value of the options granted is expensed over the options vesting periods. The pricing model assumes the weighted average risk free interest rates of 2.53% (2005 – 3%) weighted average expected dividend yields of nil (2005 – nil), the weighted average expected common stock price volatility of 157.9% (2005 - 135%) and a weighted average expected life of 5 years.

LINGO MEDIA INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2006 and 2005

10.      Capital stock warrants and stock options (continued):

        (e)     Warrants:

                The following summarizes the Class E warrants outstanding:

	Number of warrants	Weighted average exercise price
Balance, January 1, 2005	-	$ -
Issued	1,837,500	$ 0.40
Balance, December 31,2005	1,837,500	$ 0.40
Expired	(1,837,500)	$ 0.40
Balance, December 31, 2006	-	$ -

 (f)     Compensation Warrants:

                The following summarizes the compensation warrants outstanding:

	Number of warrants	Weighted average exercise price
Balance, January 1, 2005	-	$ -
Issued	118,650	$ 0.40
Balance, December 31,2005	118,650	$ 0.40
Expired (note 10 (b))	(118,650)	$ 0.40
Balance, December 31, 2006	-	-

Fair value of Compensation Warrants:

During 2005, the Company issued 118,650 Compensation Warrants to agents in connection with private placements (see note 10(a) (ii)).  The fair value of these warrants granted to agents was estimated at $0.26 using the Black-Scholes option-pricing model.  The pricing model assumed weighted average risk free interest rates of 2.70%, weighted average expected dividend yields of nil, weighted average expected common stock price volatility of 133% and a weighted average expected life of one year.  No Compensation Warrants were issued during 2006.

LINGO MEDIA INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2006 and 2005

10.      Capital stock warrants and stock options (continued):

 (g)   Loss per share:

	2006	2005
Numerator:
Loss of the year	$ (748,924)	$ (725,732)

Denominator:
Average number of common shares outstanding	28,422,317	25,140,705
Escrowed shares (note 10 (a)(i))	-	(429,086)
Weighted average number of common shares	28,422,317	24,711,619
Loss per share	$ (0.03)	$ (0.03)

Diluted loss per share is not presented as the effect would be anti-dilutive.

11.     Income taxes:

The provision for income taxes reflects an effective income tax rate, which differs from the Canadian corporate income tax rate as follows:

	2006	2005
Combined basic Canadian federal and provincial income tax rate	36.12%	36.12%
Effective income tax charge (recovery) on Income (loss) before income taxes Increase (decrease) resulting from:	$ (229,734)	$ (215,598)
Change in the valuation allowance for future tax assets allocated to income tax expense	359,663	266,000
Effect of reduced income taxes in foreign jurisdiction subsidiary with lower tax rate	(172,100)	(114,000)
Withholding tax on sales to China	130,322	128,839
Other	24,743	103,598
	$ 112,895	$ 128,839

LINGO MEDIA INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2006 and 2005

11.     Income taxes ( Continued) :

The tax effect of temporary differences representing future tax assets is as follows:

	2006	2005
Future tax assets:
Operating loss carry forwards	$ 2,158,000	$ 1,595,000
Share issue costs	33,000	47,000
	2,191,000
Valuation allowance	(2,001,466)	(1,642,000)
Net future tax assets	$ 189,534	$ -

Future tax assets and liabilities will be impacted by changes in future tax laws and rates.  The effects of these changes are not currently determinable. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized.  The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the years in which those temporary differences become deductible.  Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment. The Company has not recognized any benefit for these losses.

At December 31, 2006, the Company has non-capital losses available for carry forward for Canadian income tax purposes amounting to $5,974,000. These losses expire in the following fiscal years:

2007	$538,000
2008	493,000
2009	291,000
2010	954,000
2014	1,113,000
2015	1,288,000
2026	1,297,000
5,974,000

12.    Government grants:

Included as a reduction of general and administrative expenses are government grants of $182,300 (2005 – $219,772), relating to the Company's publishing projects in China and Canada.

Certain government grants are repayable in the event that the Company's annual net income for each of the previous two years exceeds 15% of revenue. During the year, the conditions for the repayment of grants did not arise and no liability was recorded.

LINGO MEDIA INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2006 and 2005

13.    Foreign exchange gain or loss

Included in general and administrative expenses is a foreign exchange loss of approximately $7,968 (2005 - 18,373) relating to the changes in currency translation rates in respect of Company's activities denominated in foreign currencies.

14.    Related party balances and transactions:

During the year, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties. These transactions have not been disclosed elsewhere in the financial statements:

Consulting fees of $122,500 (2005- $123,489) and a success fee of $nil (2005- $36,750) related to the private placement financing (note 10 (a)(ii)) were paid to a company controlled by a director of the Company in the normal course of business.  At December 31, 2006, a balance outstanding of $13,261 (2005 - $14,980) is included in accounts payable.

During the year, the company had loans payable due to corporations controlled by two directors bearing interest at 12% (2005 - 12%) per annum.  During 2005, the company received $nil (2005-$223,500) and repaid $50,000 (2005-$198,500) of these loans.  Interest expense related to these loans for the year is $5,878 (2005- $11,487).  At December 31, 2006 $nil (2005 - $51,649) was due to those corporations.

During the year, the Company was reimbursed $58,000 (2005 - $48,000) from a corporation with one director in common for rent, administration, office charges and telecommunications.

15.    Financial instruments and risk management:

(a)

Currency risk:

The Company is subject to currency risk through its activities outside of Canada.  Unfavourable changes in the exchange rate may affect the operating results of the Company.  The Company is also exposed to foreign exchange risk as a substantial amount of its revenue is denominated in U.S. dollars and Chinese Renminbi ("RMB").

There were no derivative instruments outstanding at December 31, 2006 and 2005.

(a)

Financial Instruments:

The significant financial instruments of the company, their carrying values and the exposure to U.S. dollar denominated monetary assets and liabilities, as of December 31, 2006 are as follows:

	Total	USD
Cash	$84,450	$72,489
Accounts and grants receivable	275,155	236,184
	359,605	308,673
Accounts payable	108,828	93,415
Net exposure		$215,258

US dollars are converted on the prevailing year-end exchange rates.

15.    Financial instruments and risk management (continued):

(b)

Fair market values:

The carrying values of cash, short-term investment, accounts and grants receivable, sundry assets, accounts payable and accrued liabilities, bank loan and loans payable approximate their fair values due to the relatively short periods to maturity.

 (d)

Concentration of risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable.  Cash and short-term investment consist of deposits with major financial institutions.  With respect to accounts receivable, the Company performs periodic credit evaluations of the financial condition of its customers and typically does not require collateral from them.  Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.  The majority of the accounts receivable are secured through an insurance policy provided by Export Development Corporation. The Jintu loan receivable (note 3) is secured by a personal guarantee from a non – related party.

(d)

Interest rate risk:

The company manages its exposure to interest rate risk through floating rate borrowings. The floating rate debt is subject to interest rate cash flow risk, as the required cash flows to service the debt will fluctuate as a result of changes in market rates.

16.       Major customers

The Company has sales to a major customer in 2006 and 2005, a government agency of the People’s Republic of China. The accounts receivable due from this customer are insured up to 90% by the Export Development Corporation. The total percentage of sales to this customer during the years and the total percentage of amount due from the customer, as of December 31, 2006 and 2005, are as follows:

Sales		Accounts receivable
2006	2005	2006	2005
56%	98%	75%	95%

17.

Segmented information:

The Company operates two distinct reportable business segments as follows:

English Language Learning: The Company develops, publishes, distributes and licenses book, audio/video cassette, CD-based product and supplemental product for English language learning for the educational school markets in China and in Canada.

Early Childhood Development: The Company specializes in early childhood cognitive development programs, through the publishing and distribution of educational materials along with its proprietary curriculum through its four offices in Calgary, Edmonton, Vancouver and Toronto.

LINGO MEDIA INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2006 and 2005

17.     Segmented information (continued):

	English Language Learning	Early Childhood Development	Total
Revenue	$ 894,073	$ 680,264	$ 1,574,337
Cost of sales	132,968	186,309	319,277
Margin	$ 761,105	$ 493,955	$ 1,255,060

The Company's revenue by geographic region based on the region in which the customers are located is as follows:

	2006	2005
Canada	$ 685,521	$ 17,812
China	888,816	888,545
	$ 1,574,337	$ 906,357

The majority of the Company’s identifiable assets as at December 31, 2006 are located as follows:

	2006	2005
Canada	$ 2,701,638	$ 1,428,580
China	182,520	182,520
	$ 2,884,158	$ 1,611,100

18.    Commitments:

In addition to the commitments described in note 3, the Company has future minimum lease payments under operating leases for premises and equipment are as follows:

2007	$ 304,539
2008	277,794
2009	182,937
2010	128,409
2011	21,521

19.    Reconciliation of Canadian and United States generally accepted accounting principles ("GAAP"):

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Except as set out below, these financial statements also comply, in all material aspects, with the United States generally accepted accounting principles.

The following tables reconcile results as reported under Canadian GAAP with those that would have been reported under United States GAAP.

LINGO MEDIA INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2006 and 2005

19.  Reconciliation of Canadian and United States generally accepted accounting principles

("GAAP") (Continued):

Statements of Operations:

	2006	2005
Loss for the year – Canadian GAAP	$ (748,924)	$ (725,732)
Impact of United States GAAP and adjustments:
Amortization of development costs (a)	156,648	133,290
Deferred costs (d)	(40,316)	(117,102)
Loss for the year – United States GAAP	$ (632,592)	$ (709,544)

Statements of cash flows:

	2006	2005
Cash used in operating activities – Canadian GAAP Impact of United States GAAP and adjustments:	$ 285,055	$ (180,871)
Deferred costs (g)	(40,316)	(117,102)-
Cash (used in) provided by operating activites – United States GAAP	$ 244,739	$ (297,973)

The cumulative effect of these adjustments on the consolidated shareholders' equity of the Company is as follows:

	2006	2005
Shareholders' equity - Canadian GAAP	$ 1,376,548	$ 1,087,780
Development costs (a)	(121,005)	(102,624)
Compensation expense (b)	(243,250)	(243,250)
Deferred costs (d)	(157,419)	(117,102)
Shareholders' equity - United States GAAP	$ 963,774	$ 624,804

 (a)   Development costs:

Under Canadian GAAP, the Company defers the incremental costs relating to the development of and the pre-operating phases of new businesses and established business and amortizes these costs on a straight-line basis over periods up to five years.  Under United States GAAP, incremental costs related to development of and the pre-operating plan of a new business are expensed as incurred but the incremental costs incurred for established businesses are capitalized and amortized over on a straight line basis over periods up to five years.

Under United States GAAP, the amounts shown on the consolidated balance sheets for development costs would be $222,303 (2005: $306,009).

LINGO MEDIA INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2006 and 2005

19.  Reconciliation of Canadian and United States generally accepted accounting principles

("GAAP") (Continued):

(b)

Options to consultants:

Starting January 1, 2004 under United States, the Company records compensation expense based on the fair value for stock or stock options granted in exchange for services from consultants and employees.

(c) Statement of comprehensive income:

Statement No. 130, Reporting Comprehensive Income ("SFAS 130"), establishes standards for the reporting and disclosure of comprehensive income and its components in financial statements.  Components of comprehensive income or loss include net income or loss and all other changes in other non-owner changes in equity, such as the change in the cumulative translation adjustment and the unrealized gain or loss for the year on "available-for-sale" securities.  For all periods presented, comprehensive loss is the same as loss for the year under US GAAP.

          (d) Deferred costs:

Under Canadian GAAP, the Company defers the incremental costs relating to the development of and the pre-operating phases of new businesses and established business and amortizes these costs on a straight-line basis over periods up to five years.  Under United States GAAP, incremental costs related to development of and the pre-operating plan of a new business are expensed as incurred but  the incremental costs incurred for established businesses are capitalized and amortized over on a straight line basis over periods up to five years.

          (e)  Recent Accounting Pronouncements:

(i)

In February 2006, FASB issued FASB 155, Accounting for Certain Hybrid Financial Instruments an amendment to FASB 133, Accounting for Derivative Instruments and Hedging Activities, and FASB 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. FASB 155, provides the framework for fair value remeasurement of any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation as well as establishes a requirement to evaluate interests in securitized financial assets to identify interests. FASB 155 further amends FASB 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The FASB 155 guidance also clarifies which interest-only strips and principal-only strips are not subject to the requirement of FASB 133 and concentrations of credit risk in the form of subordination are not embedded derivatives. This statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company does not believe SFAS No. 155 will have a significant impact on its consolidated financial position or results of operations.

LINGO MEDIA INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2006 and 2005

19.  Reconciliation of Canadian and United States generally accepted accounting principles

      ("GAAP") (Continued):

(ii)

In March 2006, FASB issued FASB 156, Accounting for Servicing of Financial Assets--an amendment of FASB Statement No. 140. FASB 156 requires the recognition of a servicing asset or servicing liability under certain circumstances when an obligation to service a financial asset by entering into a servicing contract. FASB 156 also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value utilizing the amortization method or fair market value method. FASB 156 is effective the beginning of the first fiscal year that begins after September 15, 2006. The Company does not believe SFAS No. 156 will have a significant impact on its consolidated financial position or results of operations.

20.   Subsequent event:

In March 2007, the Company acquired an additional 8% of the common shares of A Plus for $100,000 as per the original purchase agreement (note 7).

21.   Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.